Exhibit 99.2

Targa Resources Partners LP

Unaudited Pro Forma Condensed Consolidated Financial Statements

Acquisition of Atlas Pipeline Partners, L.P.

On October 13, 2014, Targa Resources Partners LP (the “Partnership”, “TRP”, “we”, “us”, or “our”) and Targa Resources Corp. (“TRC”) entered into an Agreement and Plan of Merger (the “MLP Merger Agreement”) by and among the Partnership, TRC, Targa Resources GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “GP”), Trident MLP Merger Sub LLC, a Delaware limited liability company and a newly formed, wholly owned subsidiary of the Partnership (“MLP Merger Sub”), Atlas Energy, L.P., a Delaware limited partnership (“ATLS”), Atlas Pipeline Partners, L.P, a Delaware limited partnership (“APL”) and Atlas Pipeline Partners GP LLC, a Delaware limited liability company and the general partner of APL. Under the terms and conditions set forth in the MLP Merger Agreement (the “APL Merger”), MLP Merger Sub will be merged with and into APL, with APL continuing as the surviving entity and as a wholly owned subsidiary of the Partnership.

The Partnership will acquire APL (the “APL acquisition”) for total consideration of $5.8 billion, including $1.8 billion of debt as of September 30, 2014. Each APL common unitholder will be entitled to receive 0.5846 units of the Partnership (the “APL Unit Consideration”) and a one-time cash payment of $1.26 per APL common unit (the “APL Cash Consideration”) for total consideration of $38.66 per APL common unit, based on the closing price of the Partnership’s units on October 10, 2014. The exchange ratio was negotiated as a 15% premium for APL common unitholders based on the volume weighted average prices of APL and TRP units during the 15 trading days ending October 3, 2014. APL has agreed to exercise its right under the certificate of designations of the APL Class D Preferred Units, to convert all APL Class D Preferred Units that are issued and outstanding as of the record date for the APL unitholders meeting (which will be held to vote on the APL Merger) into APL common units.

APL has agreed to exercise its right under the certificate of designations of the APL Class E Preferred Units to redeem the APL Class E Preferred Units for $126.5 million immediately prior to the effective time of the APL Merger, and the Partnership has agreed to deposit the funds for such redemption with the paying agent. The Partnership expects to finance the cash portion of the transaction with borrowings under its revolving credit facility. In connection with the acquisitions, TRC has agreed to reduce its incentive distribution rights for the four years following closing by fixed amounts of $37.5 million, $25.0 million, $10.0 million and $5.0 million, respectively. These annual amounts will be applied in equal quarterly installments for each successive four quarter period following closing.

In connection with the APL Merger, each outstanding APL phantom unit award held by an employee of APL will be cancelled and converted into the right to receive (1) the APL Cash Consideration in respect of each APL common unit underlying such APL phantom unit award and (2) a TRP phantom unit award with respect to a number of TRP common units equal to the product of the APL Unit Consideration multiplied by the number of APL common units underlying such APL phantom unit award. Following the closing of the APL Merger, the TRP phantom unit award will continue to have the same material terms and conditions and the same vesting conditions as applied to the corresponding APL phantom unit award immediately prior to the closing of the APL Merger, and will settle in TRP common units upon vesting.

The unaudited pro forma condensed consolidated financial information has been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of the Partnership. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 of the Partnership has been prepared to give effect to the APL acquisition as if it had occurred on June 30, 2014. The unaudited pro forma condensed consolidated statements of operations of the Partnership for the six months ended June 30, 2014 and year ended December 31, 2013, have been prepared to give effect to the APL acquisition as if it had occurred on January 1, 2013.

The unaudited pro forma condensed consolidated financial statements include pro forma adjustments that are factually supportable and directly attributable to the APL acquisition. In addition, with respect to the unaudited pro forma condensed consolidated statements of operation, pro forma adjustments have been made only for items that are expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with (i) the historical audited consolidated financial statements and related notes included in the respective Annual Reports on Form 10-K for the year ended December 31, 2013 for the Partnership (as revised for the effects of the revenues and purchases adjustments described in the Partnership’s Current Report on Form 8-K filed on October 23, 2014) and APL; (ii) the unaudited consolidated financial statements and related notes included in the respective Quarterly Reports on Form 10-Q for the six months ended June 30, 2014 for the Partnership (as revised for the effects of the revenues and purchases adjustments described in the Partnership’s Current Report on Form 8-K filed on October 23, 2014) and APL; and (iii) the notes accompanying these unaudited pro forma condensed consolidated financial statements.

Exhibit 99.2

The unaudited pro forma adjustments are based on available preliminary information and certain assumptions that the Partnership believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and are not necessarily indicative of the results that might have occurred had the APL acquisition taken place on June 30, 2014 for balance sheet purposes, and on January 1, 2013 for statements of operations purposes, and are not intended to be a projection of future results. Actual results may vary significantly from the results reflected because of various factors. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements.

TARGA RESOURCES PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

JUNE 30, 2014

	Targa Resources Partners LP	Atlas Pipeline Partners, L.P.	Pro Forma Adjustments		Targa Resources Partners LP Pro Forma
	(In millions)
ASSETS
Current assets:
Cash and cash equivalents	$67.3	$4.1	$304.7	(c)	$71.4
			(304.7	)(c)
			74.5	(d)
			(74.5	)(d)
Trade receivables, net	682.2	254.9	—		937.1
Other current assets	159.2	26.5	—		185.7

Total current assets	908.7	285.5	—		1,194.2

Property, plant and equipment	6,158.8	3,444.1	(459.9	)(a)	9,143.0
Accumulated depreciation	(1,539.4)	(459.9)	459.9	(a)	(1,539.4)

Property, plant and equipment, net	4,619.4	2,984.2	—		7,603.6
Goodwill	—	365.8	(365.8	)(g)	—
Other intangible assets, net	622.7	634.1	2,022.0	(a)	3,278.8
Investment in unconsolidated affiliate	52.3	179.0	—		231.3
Other long-term assets	36.9	44.4	(37.7	)(a)	43.6

Total assets	$6,240.0	$4,493.0	$1,618.5		$12,351.5

LIABILITIES AND OWNERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$825.2	$399.3	$36.4	(f)	$1,260.9
Current portion of long-term debt	—	0.3	—		0.3

Total current liabilities	825.2	399.6	36.4		1,261.2

Long-term debt	2,961.2	1,654.3	30.7	(a)	4,850.9
			(74.5	)(c)
			100.0	(c)
			(100.0	)(c)
			279.2	(c)
Deferred income taxes	13.4	32.4	—		45.8
Other long-term liabilities	59.4	7.2	—		66.6

Commitments and contingencies

Owners’ equity:
Class D convertible preferred limited partners’ interests	—	493.6	(493.6	)(b)	—
Class E preferred limited partners’ interests	—	121.9	(121.9	)(b)	—
Common unit holders	2,158.8	1,666.4	493.6	(b)	5,759.4
			(2,160.0	)(e)
			3,636.3	(e)
			(35.7	)(f)
General partner	69.1	45.8	74.5	(d)	142.9
			(45.8	)(d)
			(0.7	)(f)
Accumulated other comprehensive income (loss)	(11.5)	—	—		(11.5)

	2,216.4	2,327.7	1,346.7		5,890.8
Noncontrolling interests in subsidiaries	164.4	71.8	—		236.2

Total owners’ equity	2,380.8	2,399.5	1,346.7		6,127.0

Total liabilities and owners’ equity	$6,240.0	$4,493.0	$1,618.5		$12,351.5

See accompanying notes to unaudited pro forma condensed consolidated financial statements

TARGA RESOURCES PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2014

	Targa Resources Partners LP	Atlas Pipeline Partners, L.P.	Pro Forma Adjustments		Targa Resources Partners LP Pro Forma
	(In millions)
Revenues	$4,295.3	$1,414.0	$(0.0	)(h)	$5,709.3

Costs and expenses:
Product purchases	3,531.7	1,156.3	(0.0	)(h)	4,688.0
Operating expenses	210.9	52.1	—		263.0
Depreciation and amortization expense	165.3	98.5	(6.6	)(i)	323.6
			66.4	(j)
General and administrative expense	74.8	36.4	(2.5	)(k)	104.3
			(4.4	) (l)
Other operating (income) expense	(1.0)	(48.5)	48.5	(m)	(1.0)

Income from operations	313.6	119.2	(101.4)		331.4
Other income (expense):
Interest expense, net	(68.1)	(46.7)	3.9	(n)	(110.9)
Equity earnings (loss)	9.1	(5.8)	(2.6	)(m)	0.7

Income before income taxes	254.6	66.7	(100.1)		221.2
Income tax (expense) benefit:	(2.4)	0.9	—		(1.5)

Net income	252.2	67.6	(100.1)		219.7
Less: Net income attributable to noncontrolling interests	21.0	6.4	—		27.4
Preferred unit dividend effect	—	22.8	(22.8	)(b)	—
Preferred unit dividends in kind	—	20.2	(20.2	)(b)	—
Preferred unit dividends	—	3.0	(3.0	)(b)	—

Net income attributable to limited partners and general partner	$231.2	$15.2	$(54.1)		$192.3

Net income attributable to general partner	$69.6		$(13.2	)(o)	$56.4
Net income attributable to limited partners	161.6		(25.7	)(o)	135.9

Net income attributable to Targa Resources Partners LP	$231.2		$(38.9)		$192.3

Net income per limited partner unit - basic	$1.43				$0.81

Net income per limited partner unit - diluted	$1.42				$0.80

Weighted average limited partner units outstanding - basic	113.3	80.8	(25.3	)(p)	168.8
Weighted average limited partner units outstanding - diluted	113.9	96.5	(40.1	)(p)	170.3

See accompanying notes to unaudited pro forma condensed consolidated financial statements

TARGA RESOURCES PARTNERS LP

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

	Targa Resources Partners LP	Atlas Pipeline Partners, L.P.	Pro Forma Adjustments		Targa Resources Partners LP Pro Forma
	(In millions)
Revenues	$6,314.9	$2,106.8	$(0.0	)(h)	$8,421.7

Costs and expenses:
Product purchases	5,137.2	1,690.4	(0.0	)(h)	6,827.6
Operating expenses	376.2	94.5	—		470.7
Depreciation and amortization expenses	271.6	168.6	(0.2	)(i)	572.8
			132.8	(j)
General and administrative expenses	143.1	60.9	(5.0	)(k)	187.2
			(11.8	)(l)
Other operating (income) expense	9.6	21.5	—		31.1

Income from operations	377.2	70.9	(115.8)		332.3
Other income (expense):
Interest expense, net	(131.0)	(89.6)	7.4	(n)	(213.2)
Equity earnings (loss)	14.8	(4.7)	(5.0	)(m)	5.1
Loss on debt repurchases and amendments	(14.7)	—	—		(14.7)
Gain (loss) on early debt extinguishment	—	(26.6)	—		(26.6)
Other	15.2	(43.9)	43.9	(g)	15.2

Income before income taxes	261.5	(93.9)	(69.5)		98.1
Income tax (expense) benefit:	(2.9)	2.3	—		(0.6)

Net income	258.6	(91.6)	(69.5)		97.5
Less: Net income attributable to noncontrolling interests	25.1	7.0	—		32.1
Preferred unit dividend effect	—	29.5	(29.5	)(b)	—
Preferred unit dividends in kind	—	23.6	(23.6	)(b)	—
Preferred unit dividends	—	—	—		—

Net income attributable to limited partners and general partner	$233.5	$(151.7)	$(16.4)		$65.4

Net income attributable to general partner	$107.5		$(40.9	)(o)	$66.6
Net income attributable to limited partners	126.0		(127.2	)(o)	(1.2)

Net income attributable to Targa Resources Partners LP	$233.5		$(168.1)		$65.4

Net income per limited partner unit - basic	$1.19				$(0.01)

Net income per limited partner unit - diluted	$1.19				$(0.01)

Weighted average limited partner units outstanding - basic	105.5	74.4	(25.6	)(p)	154.3
Weighted average limited partner units outstanding - diluted	105.7	74.4	(25.6	)(p)	154.5

See accompanying notes to unaudited pro forma condensed consolidated financial statements

TARGA RESOURCES PARTNERS LP

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Except as noted within the context of each footnote disclosure, the dollar amounts presented in the tabular data within these footnote disclosures are stated in millions of dollars.

Note 1 - Basis of Pro Forma Presentation

Item 9.01 of Form 8-K requires that we provide the following pro forma financial statements applicable to the APL acquisition:

•	Unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2013, and for the six months ended June 30, 2014 prepared as if the APL acquisition occurred as of January 1, 2013.

•	Unaudited pro forma condensed consolidated balance sheet as of June 30, 2014, prepared as if the APL acquisition occurred as of the balance sheet date.

Under Securities and Exchange Commission (“SEC”) regulations, pro forma adjustments to our statements of operations are limited to those that are (1) directly attributable to the acquisition, (2) factually supportable and (3) expected to have a continuing impact. As such, in preparing the unaudited pro forma condensed consolidated statements of operations we have combined our reported results with those of the acquired company and made adjustments to:

•	exclude the financial results of assets sold by APL prior to our acquisition;

•	conform the seller’s reported results of operations to our policies;

•	include incremental depreciation and amortization associated with fair value adjustments under the acquisition method of accounting for business acquisitions;

•	eliminate the impact of historical transactions between APL and us; and

•	include the financing costs applicable to the financing transactions for the APL transaction described above.

Under SEC regulations, pro forma adjustments to our balance sheet are limited to those that give effect to events that are directly attributable to the acquisition and are factually supportable regardless of whether they have a continuing impact or are nonrecurring. As such in preparing the unaudited pro forma condensed consolidated balance sheet, we have utilized our previously reported unaudited balance sheet as June 30, 2014 and made adjustments to:

•	incorporate the fair values of the assets and liabilities acquired based on our preliminary APL acquisition valuation;

•	present the impact of the merger consideration paid in cash and via common unit exchange, as well as the preferred unit redemptions and conversions described above;

•	reflect our incremental borrowings to finance activities directly related to the APL acquisition; and

•	accrue acquisition related expenses.

The Partnership accounts for business combinations pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. The unaudited pro forma condensed consolidated financial statements reflect preliminary estimates of the fair values of assets acquired and liabilities assumed based on the application of ASC 805. The fair values assigned to APL’s tangible and intangible assets acquired and liabilities assumed are based on management’s estimates and assumptions. The estimated fair values of these assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the date of the MLP Merger Agreement. These fair value estimates may be revised after the transactions close to reflect the final valuation based on updated information and revised assumptions. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the transactions on the dates indicated or which could be obtained in the future. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with these notes accompanying the unaudited pro forma condensed consolidated financial statements and with the historical consolidated financial statements.

Note 2 - Acquisition of Atlas Pipeline Partners, L.P.

On October 13, 2014, the Partnership and APL entered into the MLP Merger Agreement. The acquisition is currently expected to close in the first quarter of 2015. The pro forma fair value of the consideration transferred for APL was approximately $5.6 billion, which consisted of the following:

Purchase price:
APL Equity Value	$3,636.3
Cash payment to APL unitholders ($1.26 per unit multiplied by 98.5 million units at June 30, 2014)	124.1
APL redeems Class E Preferred Units at APL Effective Time; Targa deposits the funds	126.5
Management change of control payments	28.6

Total purchase consideration	$3,915.5

Debt outstanding (as of June 30, 2014):
APL Senior Notes due 2020, 2021 and 2023	$1,554.6
APL senior secured revolving credit facility that matures in May 2017 (the “APL Revolver”)	100.0

Total debt outstanding	$1,654.6

The equity value portion of the consideration for the Partnership’s common units included in these pro forma financial statements is based on the closing price of $63.78 on October 22, 2014, and calculated as follows:

Equity Value Portion of Consideration
APL Unit Count as of:		June 30, 2014

Common Units		82.2
Class D Preferred Units		14.4
Phantom Units		1.9

Total Fully Diluted Units (Excluding Class E)		98.5

Closing Share Price of NGLS
October 22, 2014		$63.78
Fixed exchange ratio	x	0.5846

		$37.29
Total Fully Diluted Units (Excluding Class E)	x	98.5

APL Equity Value, fully diluted (Excluding Class E)		3,671.4
Less: value of estimated unvested portion of APL phantom units converted to TRP LTIP units		(35.1)

APL Equity Value		$3,636.3

Under ASC 805, registrants are to use the most recent stock price at the time of filing for determining the value of stock to be issued in a transaction that has not yet consummated. The fair value of the APL Unit Consideration for the Partnership’s common units will fluctuate until the closing date as a result of fluctuations in the market price of the Partnership’s common units. A hypothetical increase (decrease) of 10% in the Partnership’s unit price would increase (decrease) the equity value portion of the consideration by $367.1 million.

Note 3 - Pro Forma Adjustments and Assumptions

The unaudited pro forma condensed consolidated financial statements include adjustments required under SEC regulations as follows:

(a)	Reflects the preliminary allocation of the total purchase price paid by us. This allocation is subject to further assessment and adjustments pending additional information sharing between the parties, third-party appraisals and other potential adjustments. Preliminary allocation of purchase price:

Preliminary allocation of purchase price:	2014	Lives (In years)
Cash and cash equivalents (1)	$4.1	NA
Trade receivables, net (1)	254.9	NA
Other current assets (1)	26.5	NA
Property, plant and equipment (2) (3)	2,984.2	30
Investment in unconsolidated affiliate (2)	179.0	NA
Goodwill (2)	—	NA
Intangible assets (2) (3)	2,656.1	20
Other long-term assets (2) (3)	6.7	NA
Current liabilities, less current portion of long term debt (1)	(399.3)	NA
Long term debt (2) (3)	(1,685.3)	NA
Other long-term liabilities (2)	(39.6)	NA
Noncontrolling interest in subsidiaries (2)	(71.8)	NA

Net tangible and intangible assets acquired	$3,915.5

(1)	Management anticipates that the fair values of working capital items approximate their carrying values.

(2)	The fair values of assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the execution of the merger agreement. Therefore, the fair values determined for these items may change significantly as additional information is obtained during the merger process.

(3)	The preliminary fair value adjustments to historical APL book values include: (i) an increase to intangible assets of $2,022.0 million; (ii) a decrease to other long term assets for the write-off of debt issuance costs of $37.7 million; and (iii) an increase to long term debt of $30.7 million. At this time, no assumptions have been made regarding the fair value of property, plant and equipment until detailed valuation appraisals are prepared.

(b)	Reflects redemption of Class E Perpetual Preferred units, which had a book value of $121.9 million at June 30, 2014, for $126.5 million, which represents their redemption price of $25.00 per unit. Additionally reflects the conversion of the $493.6 million of Class D Preferred Units to Common Units and the elimination of the impact of preferred unit dividends on Net Income attributable to limited partners.

(c)	The following table reflects the estimated sources and uses of cash for the acquisition:

Sources
Proceeds from long term debt:
Borrowings under existing TRP Revolver (1)	$304.7
General Partner contribution of cash to maintain its 2% ownership interest in TRP as of June 30, 2014	74.5

Total sources of cash	$379.2

Uses
Redemption of Class E Preferred at $25.00 per unit redemption price	$(126.5)
Cash payment to APL unitholders ($1.26 per unit multiplied by 98.5 million units at June 30, 2014)	(124.1)
Payment of management change of control payments associated with APL	(28.6)
Payoff of APL Revolver Borrowings as of June 30, 2014.	(100.0)

Total uses of cash	$(379.2)

(1)	Borrowings under the variable rate Senior Secured Credit Facility Due October 3, 2017 (the “TRP Revolver”)

(d)	Reflects the Partnership’s application of cash received from the general partner contribution (see note c) to reduce its borrowings under the TRP Revolver, as well as elimination of APL general partner unitholders’ historical equity.

(e)	Reflects the common units issued as consideration to APL unitholders based on the equity value of transaction of $3,636.3 million, as well as the elimination of APL unitholders’ historical equity value of $1,666.4 million for common units and $493.6 million for the Class E preferred units converted to common units in conjunction with this transaction.

(f)	Reflects the accrual of estimated acquisition-related transaction costs including legal, accounting, banking and other fees that are directly attributable to the transaction. The allocation of costs to the general partners is based on the 2% general partnership interest.

(g)	Reflects the elimination of APL’s historical goodwill, the elimination of the impact of the impairment of goodwill on the statement of operations for the year ended December 31, 2013, and the preliminary estimate of goodwill for the Partnership’s acquisition of APL.

(h)	Reflects the elimination of third party transactions between the Partnership and APL, which are intercompany transactions on a pro forma basis. Amounts are less than $50 thousand for both periods presented.

(i)	Reflects the change in depreciation expense over the periods presented as a result of the acquisition.

	Estimated Book Value	Useful Lives (in years) (1)
Property, plant and equipment	$2,984.2	30

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Reversal of depreciation recorded at APL	$(56.3)	$(99.7)
Depreciation expense based on the book value	49.7	99.5

	$(6.6)	$(0.2)

(1)	For purposes of these pro forma financial statements, we have utilized the straight-line depreciation method and assumed an estimated useful life of 30 years for plant, property and equipment. We will subsequently determine the depreciation methods and estimated useful lives of the tangible assets of this acquisition. A five year change in estimated useful lives of depreciable tangible assets would result in a change to revised pro forma straight-line depreciation expense for the year ended December 31, 2013 as shown in the table below:

	Useful Lives
	25 Years	35 Years
Increase (decrease) in depreciation of property, plant and equipment
Year ended December 31, 2013	$19.9	$(14.2)

(j)	Reflects the difference between the historical balances of APL’s intangible assets, net, and our preliminary estimate of intangible assets acquired in connection with the acquisition. Additionally, reflects the change in amortization expense over the periods presented.

	Estimated New Book Value	Useful Lives (in years) (1)
Intangibles	$2,656.1	20

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Amortization expense based on the new book value	$66.4	$132.8

(1)	For purposes of these pro forma financial statements, we have utilized the straight-line amortization method and assumed an estimated useful life of 20 years for intangible assets, which is consistent with the useful lives of the Partnership’s existing intangible assets. We will subsequently determine the amortization method and estimated useful lives of the intangible assets of this acquisition. A five year change in estimated useful lives of definite-lived amortizable intangible assets would result in a change to revised pro forma straight-line amortization expense for the year ended December 31, 2013 as shown in the table below:

	Useful Lives
	15 Years	25 Years
Increase (decrease) in amortization of intangible assets
Year ended December 31, 2013	$44.3	$(26.6)

(k)	Reflects the elimination of $2.5 million for the six months ended June 30, 2014 and $5.0 million for the year ended December 31, 2013 for compensation reimbursements to ATLS for executives not part of the acquired company. The financial effect and timing of the elimination of costs are certain. The allocation of general and administrative expenses from TRC to the Partnership is not expected to be materially impacted by the merger, as the Partnership already receives a full allocation of similar executive stewardship costs, which would not change due to the APL acquisition.

(l)	Reflects the estimated stock-based compensation expense related to the fair value of the unvested portion of replacement Partnership LTIP awards to be issued to APL Phantom Unitholders in connection with the acquisition. The compensation expense is recognized over the estimated remaining vesting periods, and replaces the historical stock-based compensation expense recorded by APL for Phantom units.

	Six Months Ended June 30, 2014	Year Ended December 31, 2013
APL Phantom Unit Expense	(12.9)	(19.3)
TRP LTIP Estimated Expense	8.5	7.5

	(4.4)	(11.8)

(m)	APL sold its 20% interest in West Texas LPG Pipeline Limited Partnership (“WTLPG”) in May 2014. These adjustments reflect the elimination of the Gain on Sale of WTLPG in 2014, as well as the equity earnings of WTLPG in 2014 and 2013.

(n)	Reflects additional interest expense on net borrowings under the TRP Revolver in connection with the acquisition, at historical weighted average rates for the revolving credit facilities:

Pro forma interest expense:	Six Months Ended June 30, 2014	Year Ended December 31, 2013
Interest expense on the TRP Revolver (2.1% for 2014 and 2.4% for 2013; principal of $304.7 million)	$3.2	$7.3
Less: Interest expense on the APL Revolver (3.2% for 2014 and 4.0% for 2013; principal of $100.0 million)	(1.6)	(4.0)
Less: Amortization of debt issue costs written off in purchase accounting	(3.7)	(7.0)
Amortization of premium implied by FV adjustment to debt of $30.7 million over terms of Senior Notes	(1.8)	(3.7)

Pro forma interest expense adjustments for the acquisition	$(3.9)	$(7.4)

A  1⁄8 percent variance in the interest rates for the TRP Revolver would have increased or decreased pro forma interest expense by $0.2 million for the six months ended June 30, 2014 and $0.4 million for the year ended December 31, 2013.

(o)	Reflects the adjustment of net income attributable to general and limited partners to give effect to the impact of pro forma adjustments, as well as the pro forma reduction of the general partners’ incentive distribution rights by fixed amounts of $37.5 million for the year ended December 31, 2013 and $12.5 million for the six months ended June 30, 2014.

(p)	Reflects adjustments to weighted average basic and diluted units to give effect to each APL common unitholder entitled to receive 0.5846 common units of TRP in connection with the APL transaction:

	Six Months Ended June 30, 2014		Year Ended December 31, 2013
APL Weighted average limited partner units outstanding - basic		80.8		74.4
APL Weighted average Class D Preferred (to be converted to units)		14.1		9.1

		94.9		83.5
Fixed exchange ratio	x	0.5846	x	0.5846

		55.5		48.8
TRP Weighted average limited partner units outstanding - basic		113.3		105.5

		168.8		154.3

APL Weighted average limited partner units outstanding - diluted		96.5		74.4
APL Weighted average Class D Preferred (to be converted to units) - presented as antidilutive for 2013		n/a		9.1

		96.5		83.5
Fixed exchange ratio	x	0.5846	x	0.5846

		56.4		48.8
TRP Weighted average limited partner units outstanding - diluted		113.9		105.7

		170.3		154.5

Note 4 – Additional Pro Forma Information

On May 7, 2013, APL acquired 100% of the equity interests of TEAK Midstream, LLC, which was a significant business combination for APL. The following information presents the incremental immaterial impact of the acquisition of TEAK Midstream, LLC, on the results of APL (as adjusted further for TRP’s financing and equity structure) on a pro forma basis, as if the acquisition had occurred on January 1, 2013:

For the period from January 1 to May 7, 2013
Revenues	$36.1
Costs and expenses:
Product purchases	(26.8)
Operating expenses	(3.9)
General and administrative expense	(1.6)
Equity loss	(2.7)
Gain on asset sale	0.3

Net income to limited partners and general partner	$1.4